UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows

On October 7, 2020, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2020. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2020. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2020 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 7, 2020

PRESS RELEASE
For immediate release

EXFO Reports Fourth Quarter and Fiscal 2020 Results

Q4 2020
◾	Sales reached US$70.6 million
◾	IFRS net loss totaled US$3.6 million
◾	Adjusted EBITDA amounted to US$4.9 million
◾	Cash flows provided by operations attained US$14.1 million

Fiscal 2020
◾	Sales reached US$265.6 million
◾	IFRS net loss totaled US$9.5 million
◾	Adjusted EBITDA amounted to US$18.2 million
◾	Cash flows used by operations attained US$2.1 million

QUEBEC CITY, CANADA, October 7, 2020 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF), the communications industry’s test, monitoring and analytics experts, announced today financial results for the fourth quarter and fiscal year ended August 31, 2020.

“In fiscal 2020, EXFO experienced the unprecedented impact of the coronavirus pandemic on the global economy which, in turn, adversely affected our revenues and profitability. However, I’m pleased to see EXFO close its fourth quarter on a positive note with strong revenues and cash flows from operations,” said Philippe Morin, EXFO’s Chief Executive Officer. “Our ongoing digital transformation allowed EXFO to quickly adapt to the virtualized selling environment and secure five new service assurance contract wins. In FY21, we will continue to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments, while reducing investments in lower-growth areas. These initiatives should continue to benefit EXFO’s competitive position and enable profitable growth.”

“Looking ahead, we are excited about the wealth of opportunities for our T&M and SASS product groups. Demand for field testing equipment should recover with major fiber deployment projects, barring the return of extensive lockdown restrictions with the second wave. We also expect continued growth from our lab and manufacturing test solutions, especially in the ultra-high-speed area with our pending acquisition of InOpticals. In addition, we expect our Nova Adaptive Service Assurance platform to benefit from the momentum of our recent contract wins, the ramp-up of cloud-native 5G architectures and heightened activity in the network core.”

Fiscal 2020 Highlights
◾
Sales. Given the global pandemic, total revenue decreased 7.4% to US$265.6 million in fiscal 2020. Test and Measurement (T&M) sales dropped 3.6% year-over-year, despite a strong increase from lab and manufacturing test solutions. Service Assurance, Systems and Services (SASS) revenue fell 16.4% year-over-year, although the company secured service assurance orders totaling US$5.0 million with five new customers in the fourth quarter. Annual sales in Asia-Pacific improved 11.9%, while sales in the Americas and Europe, Middle East and Africa (EMEA) decreased 10.0% and 13.9%, respectively. EXFO’s largest customer accounted for 8.3% of sales in 2020, while the company’s top-three customers represented 18.1%.

◾
Profitability. IFRS net loss totaled US$9.5 million in fiscal 2020 compared to US$2.5 million in fiscal 2019. Adjusted EBITDA amounted to US$18.2 million in 2020 compared to US$25.6 million in 2019. Cash flows used by operations totaled US$2.1 million in 2020, including cash flows provided by operations of US$14.1 million in the fourth quarter. In comparison, cash flows provided by operations amounted to US$17.2 million in 2019.

Business Outlook
Due to the uncertainty surrounding the breadth and duration of the coronavirus pandemic, and its undetermined impact on the macro-economic environment, EXFO has suspended quarterly and annual guidance indefinitely.

Selected Financial Information
(In thousands of US dollars)

	Q4 2020	Q4 2019	FY 2020	FY 2019

T&M sales	$53,684	$50,162	$197,419	$204,693
SASS sales	17,158	20,202	69,192	82,788
Foreign exchange losses on forward exchange contracts	(270)	(189)	(1,028)	(591)
Total sales	$70,572	$70,175	$265,583	$286,890

T&M bookings	$43,495	$50,378	$197,141	$210,055
SASS bookings	19,750	20,723	68,750	88,341
Foreign exchange losses on forward exchange contracts	(270)	(189)	(1,028)	(591)
Total bookings	$62,975	$70,911	$264,863	$297,805
Book-to-bill ratio (bookings/sales)	0.89	1.01	1.00	1.04

Gross margin before depreciation and amortization*	$37,999	$39,915	$151,025	$168,213
	53.8%	56.9%	56.9%	58.6%

Other selected information:
IFRS net loss	$(3,633)	$(227)	$(9,540)	$(2,480)
Amortization of intangible assets	$1,442	$1,870	$6,467	$9,012
Stock-based compensation costs	$575	$477	$2,021	$1,831
Restructuring charges	$2,886	$–	$2,886	$3,305
Acquisition-related deferred revenue fair value adjustment	$–	$–	$–	$1,435
Foreign exchange (gain) loss	$(221)	$894	$428	$949
Income tax effect of the above items	$(760)	$(281)	$(656)	$(1,396)
Adjusted EBITDA*	$4,868	$6,213	$18,152	$25,585

Quarterly and Annual Overview
Sales in the fourth quarter of fiscal 2020 reached US$70.6 million compared to US$70.2 million in the fourth quarter of 2019. Annual sales decreased 7.4% to US$265.6 million in fiscal 2020 mainly due to the negative impact of the coronavirus pandemic.

Bookings totaled US$63.0 million for a book-to-bill ratio of 0.89 in the fourth quarter of fiscal 2020 compared to US$70.9 million in the fourth quarter of 2019. For fiscal 2020, bookings decreased 11.1% to US$264.9 million for a book-to-bill ratio of 1.00 mainly due to the negative impact of the coronavirus pandemic.

Gross margin before depreciation and amortization* attained 53.8% of sales in the fourth quarter of fiscal 2020 compared 56.9% in the fourth quarter of 2019. In fiscal 2020, gross margin before depreciation and amortization reached 56.9% of sales compared to 58.6% in 2019.

Selling and administrative expenses totaled US$24.6 million, or 34.8% of sales, in the fourth quarter of fiscal 2020 compared to US$23.0 million, or 32.8% of sales, in the fourth quarter of 2019. In fiscal 2020, selling and administrative expenses amounted to US$92.3 million, or 34.8% of sales, compared to US$98.6 million, or 34.4% of sales, in 2019.

Net R&D expenses amounted to US$12.0 million, or 17.0% of sales, in the fourth quarter of fiscal 2020 compared to US$11.1 million, or 15.9% of sales, in the fourth quarter of 2019. In fiscal 2020, net R&D expenses totaled US$45.5 million, or 17.1% of sales, compared to US$50.6 million, or 17.6% of sales, in 2019.

In the fourth quarter of fiscal 2020, IFRS net loss amounted to US$3.6 million, or US$0.07 per share, compared to US$0.2 million, or US$0.00 per share, in the fourth quarter of 2019. Net loss in the fourth quarter of 2020 included net expenses totaling US$4.0 million: US$1.2 million in after-tax amortization of intangible assets, US$0.6 million in stock-based compensation costs, US$2.4 million in after-tax restructuring charges, and a foreign exchange gain of US$0.2 million.

In fiscal 2020, IFRS net loss totaled US$9.5 million, or US$0.17 per share, compared to US$2.5 million, or US$0.04 per share, in 2019. Net loss in 2020 included expenses totaling US$10.3 million: US$5.5 million in after-tax amortization of intangible assets, US$2.0 million in stock-based compensation costs, US$2.4 million in after-tax restructuring charges, and a foreign exchange loss of US$0.4 million. Net loss in fiscal 2020 also included US$2.4 million for an after-tax wage subsidy granted by the Canadian government to mitigate the impact of the coronavirus pandemic.

Adjusted EBITDA* amounted to US$4.9 million, or 6.9% of sales, in the fourth quarter of fiscal 2020 compared US$6.2 million, or 8.9% of sales, in the fourth quarter of 2019. In fiscal 2020, adjusted EBITDA totaled US$18.2 million, or 6.8% of sales, compared to US$25.6 million, or 8.9% of sales, in 2019.

After-tax restructuring charges totaled US$2.4 million in the fourth quarter of 2020 and in fiscal 2020 compared to zero charges in the fourth quarter of 2019 and US$3.2 million in 2019.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2020. To listen to the conference call and participate in the question period via telephone, dial 1-929-477-0577. Please take note the following conference ID number will be required: 2685037. EXFO’s Executive Chairman Germain Lamonde, CEO Philippe Morin, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on October 14, 2020. The replay number is 1-719-457-0820 and the conference ID number is 2685037. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net loss before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair-value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as performance relative to competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare the company’s performance against that of competitors and industry players in the sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss in thousands of US dollars:
Adjusted EBITDA
	Q4 2020	Q4 2019	FY 2020	FY 2019

IFRS net loss for the period (1)	$(3,633)	$(227)	$(9,540)	$(2,480)

Add (deduct):

Depreciation and amortization	3,647	3,152	15,379	14,481
Interest and other (income) expenses	(19)	1,157	956	718
Income taxes	1,633	760	6,022	5,346
Stock-based compensation costs	575	477	2,021	1,831
Restructuring charges	2,886	–	2,886	3,305
Acquisition-related deferred revenue fair value adjustment	–	–	–	1,435
Foreign exchange (gain) loss	(221)	894	428	949
Adjusted EBITDA for the period	$4,868	$6,213	$18,152	$25,585

Adjusted EBITDA in percentage of sales	6.9%	8.9%	6.8%	8.9%

(1)
IFRS net loss for the three months and the year ended August 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of US$0.8 million or 1.1% of sales and US$3.3 million or 1.3% of sales, respectively, for the three months and year ended August 31, 2020. Comparative figures were not adjusted.

For more information
Michelle O'Brodovich
Corporate Communications Manager
(418) 683-0913, Ext. 23443
michelle.obrodovich@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2020	2019
Assets

Current assets
Cash	$32,818	$16,518
Short-term investments	919	2,918
Accounts receivable
Trade	56,291	51,517
Other	4,055	3,396
Income taxes and tax credits recoverable	4,203	3,159
Inventories	38,865	38,017
Prepaid expenses	5,631	6,510
Other assets	5,493	3,083
	148,275	125,118

Tax credits recoverable	48,812	46,704
Property, plant and equipment	39,722	39,364
Lease right-of-use assets	10,758	‒
Intangible assets	17,616	21,654
Goodwill	40,290	38,648
Deferred income tax assets	3,633	4,821
Other assets	1,548	1,293
	$310,654	$277,602
Liabilities

Current liabilities
Bank loan	$32,737	$5,000
Accounts payable and accrued liabilities	41,348	50,790
Provisions	3,792	1,065
Income taxes payable	43	704
Deferred revenue	25,785	24,422
Other liabilities	4,032	1,606
Current portion of lease liabilities	3,249	‒
Current portion of long-term debt	2,076	2,449
	113,062	86,036

Provisions	2,782	2,737
Deferred revenue	8,858	9,056
Lease liabilities	7,334	‒
Long-term debt	2,144	3,293
Deferred income tax liabilities	3,760	3,598
Other liabilities	151	318
	138,091	105,038

Shareholders’ equity
Share capital	94,024	92,706
Contributed surplus	19,680	19,196
Retained earnings	102,633	112,173
Accumulated other comprehensive loss	(43,774)	(51,511)
	172,563	172,564

	$310,654	$277,602

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2020	Twelve months ended August 31, 2020	Three months ended August 31, 2019	Twelve months ended August 31, 2019

Sales	$70,572	$265,583	$70,175	$286,890

Cost of sales (1,2)	32,573	114,558	30,260	118,677
Selling and administrative (2)	24,588	92,293	23,036	98,646
Net research and development (2)	12,004	45,487	11,143	50,553
Depreciation of property, plant and equipment	1,405	5,563	1,282	5,469
Depreciation of lease right-of-use assets	800	3,349	–	–
Amortization of intangible assets	1,442	6,467	1,870	9,012
Interest and other (income) expense	(19)	956	1,157	718
Foreign exchange (gain) loss	(221)	428	894	949
Earnings (loss) before income taxes	(2,000)	(3,518)	533	2,866

Income taxes	1,633	6,022	760	5,346

Net loss for the period	$(3,633)	$(9,540)	$(227)	$(2,480)

Basic and diluted net loss per share	$(0.07)	$(0.17)	$(0.00)	$(0.04)

Basic and diluted weighted average number of shares outstanding (000’s)	55,698	55,604	55,379	55,325

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:
Cost of sales	$898	$898	$–	$304
Selling and administrative	1,882	1,882	–	495
Net research and development	106	106	–	2,506
Income taxes	(533)	(533)	–	(63)
	$2,353	$2,353	$–	$3,242

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2020	Twelve months ended August 31, 2020	Three months ended August 31, 2019	Twelve months ended August 31, 2019

Net loss for the period	$(3,633)	$(9,540)	$(227)	$(2,480)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	10,069	5,994	1,983	(4,177)
Unrealized gains/losses on forward exchange contracts	3,026	1,221	442	(795)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	493	1,100	534	744
Deferred income tax effect of gains/losses on forward exchange contracts	(900)	(578)	(289)	67
Other comprehensive income (loss)	12,688	7,737	2,670	(4,161)

Comprehensive income (loss) for the period	$9,055	$(1,803)	$2,443	$(6,641)

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs	1,106	(1,106)	–	–	–
Redemption of share capital	(337)	25	–	–	(312)
Stock-based compensation costs	–	1,849	–	–	1,849
Net loss for the year	–	–	(2,480)	–	(2,480)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,177)	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $67	–	–	–	16	16
Total comprehensive loss for the year					(6,641)
Balance as at August 31, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564

	Year ended August 31, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs	1,530	(1,530)	–	–	–
Redemption of share capital	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	2,027	–	–	2,027
Net loss for the year	–	–	(9,540)	–	(9,540)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	5,994	5,994
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $578	–	–	–	1,743	1,743
Total comprehensive loss for the year					(1,803)
Balance as at August 31, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2020	Twelve months ended August 31, 2020	Three months ended August 31, 2019	Twelve months ended August 31, 2019

Cash flows from operating activities
Net loss for the period	$(3,633)	$(9,540)	$(227)	$(2,480)
Add (deduct) items not affecting cash
Stock-based compensation costs	575	2,021	477	1,831
Depreciation and amortization	3,647	15,379	3,152	14,481
Gain on disposal of capital assets	(340)	(340)	–	(1,732)
Write-off of capital assets	7	223	1,125	1,386
Deferred revenue	3,545	401	(1,142)	10,477
Deferred income taxes	818	657	192	(2,103)
Changes in foreign exchange gain/loss	(314)	1,436	264	(46)
	4,305	10,237	3,841	21,814
Changes in non-cash operating items
Accounts receivable	5,251	(1,623)	2,252	(4,786)
Income taxes and tax credits	(253)	(2,871)	(93)	1,536
Inventories	6,188	(45)	534	(134)
Prepaid expenses	247	462	(927)	(1,307)
Other assets	(1,251)	(1,963)	(456)	(1,459)
Accounts payable, accrued liabilities and provisions	(362)	(6,382)	1,171	3,184
Other liabilities	(47)	48	(79)	(1,606)
	14,078	(2,137)	6,243	17,242
Cash flows from investing activities
Additions to short-term investments	(500)	(2,574)	(1,301)	(1,879)
Proceeds from disposal and maturity of short-term investments	3,052	4,316	–	1,168
Purchases of capital assets	(1,580)	(7,646)	(1,180)	(7,498)
Proceeds from disposal of capital assets	230	230	–	3,318
	1,202	(5,674)	(2,481)	(4,891)
Cash flows from financing activities
Bank loan	(1,772)	26,532	(143)	(5,195)
Other liabilities	2,355	2,355	–	–
Repayment of lease liabilities	(800)	(3,334)	–	–
Repayment of long-term debt	(240)	(1,847)	(652)	(2,817)
Redemption of share capital	–	(225)	(207)	(312)
	(457)	23,481	(1,002)	(8,324)
Effect of foreign exchange rate changes on cash	925	630	135	(267)

Change in cash	15,748	16,300	2,895	3,760
Cash – Beginning of the period	17,070	16,518	13,623	12,758

Cash – End of the period	$32,818	$32,818	$16,518	$16,518